

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2012

Via E-Mail
Daniel S. Fulton
President and Chief Executive Officer
Weyerhaeuser Company
P.O. Box 9777
Federal Way, WA 98063-9777

> **Re: Weyerhaeuser Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 22, 2012**
> **File No. 001-04825**

Dear Mr. Fulton:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011 filed February 22, 2012

General

1.   Please tell us whether you are subject to any supply agreements and, if so, advise us of the approximate amount of timber that is covered by such supply commitments in 2012. We may have further comment.

2.   Under the "wood products" and "cellulose" segments, please tell us how you define "production capacity." Please tell us whether your calculations are consistent with any industry-wide recognized measures. We may have further comment.

Timberlands, page 3

3.   We note your disclosure on page 4 that the value and amount of end-products from your timber inventory will depend on the species and quality of the timber. Please tell us what consideration you have given to providing additional detail, to the extent available to management, regarding inventory and harvest data broken out by species or quality or age of trees. We may have further comment.

4.   With a view to disclosure in future Exchange Act reports, please tell us how you estimate your timber inventory. Please address whether your method is consistent with any industry-wide recognized methods and describe the key assumptions used in the method. We may have further comment.

Log Prices, page 8

5.   We note your pricing disclosure on page 8 and page 11. Please advise us how you select the types of logs/products to include in this table and whether the types selected are representative of broader pricing trends that impact your results. In addition, with respect to the log prices, please advise us whether the price shown is a stump price or mill price.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Results of Operations

Corporate and Other

Net Contribution to Earnings, Including Discontinued Operations, page 41

6.   We note your disclosure that net contribution to earnings decreased $118 million, primarily due to $100 million increase in pension and postretirement costs, primarily due to the amortization of deferred pension losses. Please tell us, and revise in future filings to discuss, the factors that caused this change. Please provide us with your proposed disclosure.

Liquidity and Capital Resources

Cash From Operations, page 42

7.   We note your disclosure that pension and postretirement contributions decreased $137 million during fiscal year 2011. We also note that your expected contributions for 2012 disclosed on page 48 exceed contributions for 2011. Please revise in future filings to discuss expected changes in future contributions and how they will be funded. Please provide us with your proposed disclosure.

Critical Accounting Policies

Pension and Postretirement Benefit Plans

8.   Please tell us if your foreign benefit obligations are significant to total benefit obligations, and explain any significant difference in assumptions between your U.S. and foreign plans. Also, tell us how you determined that aggregation of your U.S. and foreign plans for disclosure purposes is appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jorge L. Bonilla, Staff Accountant, at (202) 551-3414 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney-Advisor, at (202) 551-3673 or Michael McTiernan, Assistant Director, at (202) 551-3852 with any other questions.

Sincerely,

/s/ Cicely LaMothe

Cicely LaMothe
Senior Assistant Chief Accountant